UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012.

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Santiago, June 28, 2012

Mr. Fernando Coloma Correa

Commissioner

Securities and Insurance Commission

Av. Libertador Bernardo O’Higgins 1449

Re:	DISCLOSURE

Dear Commissioner:

As provided in Article 9, in the second subparagraph of Article 10 of the Securities Market Law and in General Rule #30, under due authorization, I hereby DISCLOSE the following material event of LATAM Airlines Group S.A. (formerly called LAN Airlines S.A.), Securities Registration #306:

On today’s date, the company’s Board of Directors learned of the resignation of Mr. Jose Cox Donoso and Mr. Dario Calderon Gonzalez from their directorships. In view of those vacancies, the Board resolved to appoint Mr. Maurício Rolim Amaro and Ms. Maria Cláudia Amaro in their stead as directors of the company.

In light of the foregoing, the entire board of directors will be renewed at the next regular shareholders meeting of the company.

Very sincerely yours,

Alejandro de la Fuente Goic

LAN Chief Financial Officer

LATAM Airlines Group S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2012

LATAM AIRLINES GROUP S.A.

By:	/s/ Alejandro de la Fuente Goic
Name: Alejandro de la Fuente Goic
Title: Chief Financial Officer